UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 1-U
Current Report Pursuant to Regulation A

Date of Report: November 16, 2018

United News International, Inc.

Delaware            45-5067623

3201 Dickerson Pike Nashville, TN 37207

503-407-6840

COMMON STOCK

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Item 1. Fundamental Changes

We are not currently offering or selling securities under Regulation A. We have not been able to comply with our ongoing reporting requirements under Regulation A and do not anticipate that we will be able to make any filings in the future.

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Signatures

Pursuant to the requirements of Regulation A the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United News International, Inc.
By /s/Kurth Thomet
Kurt Thomet
United News International, Inc.

Date: November 16, 2018